The Real Brokerage Inc. Opens in Maine

Maine Real Estate Broker Julie Perrino Named Designated Broker

TORONTO AND NEW YORK -- March 31, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced its launch of operations in Maine. Real is now operating in 43 states, the District of Columbia and Canada.

As part of the state launch, Real has appointed real estate broker Julie Perrino as Designated Broker. Perrino, a financial adviser turned real estate agent, joins Real from eXp Realty. Perrino is licensed in Maine, Florida and Nevada.

"It is a great responsibility and an honor to be able to bring Real to Maine. I believe that Real's business model reflects how a brokerage should run," Perrino said. "Real is attracting people who are serious about the business and who will create opportunities for dedicated agents."

"The Northeast has always been a key area of the country for Real," said Real co-founder and CEO Tamir Poleg. "We are based in New York and have made significant progress in recruiting and retaining agents in the surrounding area and states. Under Julie's leadership, we will be strategizing on expanding in the state, and we look forward to welcoming more agents to our growing Real family."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 43 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,500 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Elisabeth Warrick

elisabeth@therealbrokerage.com

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Maine and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.